[Letterhead of Sutherland Asbill & Brennan LLP]

April 11, 2012

VIA EDGAR

Sheila Stout

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sierra Income Corporation
Pre-Effective Amendment No. 5 to Registration Statement on Form N-2
File No. 333-175624

Dear Ms. Stout:

On behalf of Sierra Income Corporation (the “Company”), set forth below is the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 3, 2012 with respect to Pre-Effective Amendment No. 5 to the Company’s Registration Statement on Form N-2 (File No. 333-175624) (the “Registration Statement”), filed with the Commission on March 21, 2012. The Staff’s comments are set forth below and are followed by the Company’s responses. The revisions referenced in the Company’s responses have been included in Pre-Effective Amendment No. 6 to the Registration Statement (“Revised Registration Statement”), filed concurrently herewith.

Fees and Expenses (page 14)

1.	We refer to the statement contained in footnote no. 2 to the “Fees and Expenses” table that”[i]f we raise only the minimum amount offered by this registration statement, or $2,000,000, our expense ratio is expected to be higher and may equal up to 5.25% of gross proceeds.” In light of this fact, please replace the 1.25% figure in the line item entitled “Other Organizational and Offering expenses” with the 5.25% figure included in footnote no. 2 to the “Fees and Expenses” and revise footnote no. 2 accordingly.

Please be advised that the Company’s external investment adviser is responsible for paying all organization and offering expenses incurred by the Company until such time that the Company has raised $300 million in gross proceeds from the offering of shares of its common stock pursuant to the Registration Statement or

Sheila Stout

April 11, 2012

one or more private offerings. After such time, the Company will be responsible for paying such expenses. In addition, the Company has agreed to reimburse its external investment adviser for organization and offering expenses incurred by the external investment adviser on behalf of the Company in an amount equal to 1.25% of the gross proceeds raised by the Company in such offerings. The Company has revised footnote no. 2 to the “Fees and Expenses” table to reflect this arrangement. See page 14 of the Revised Registration Statement. In light of the foregoing arrangement and given that the “Fees and Expenses” table has been completed assuming that the Company will raise $150 million in gross proceeds from the offering of its shares of common stock over the next year, the Company believes that it is appropriate to retain the 1.25% figure in the line item entitled “Other Organizational and Offering expenses” in the “Fees and Expenses” table. In addition, please note that the foregoing agreement has been memorialized in the Company’s Investment Advisory Agreement approved by the Company’s board of directors at an in-person meeting held on April 5, 2012, which has been filed as Exhibit (g)(1) of the Revised Registration Statement.

Financial Statements (page F-1)

2.	We understand that the Company will be filing an amendment to the Registration Statement to include financial statements for the quarter ended March 31, 2012 therein. We also note the statement in note 3 to the financial statements for the period ended December 31, 2011 contained in the Registration Statement that “SIC Advisors has incurred organizational and offering costs of $1,750,000 as of March 31, 2012.” In light of the foregoing and the organizational and offering expense reimbursement arrangement described in the Registration Statement, please be advised that the Staff expects the Company to present as a liability in its March 31, 2012 financial statements all such organizational and offerings costs for which it is probable that the Company will be required to reimburse its external investment adviser for as of March 31, 2012.

Please see the Company’s response to Comment No. 1 above. The Company also notes that it had entered into an agreement to sell $10 million of shares of its common stock to its external investment adviser in a private placement transaction on March 30, 2012. As a result of the arrangement described in the Company’s response to Comment No. 1 above and given that it was probable at March 31, 2012 that the Company would raise at least $10 million from the sale of its securities, the Company has recorded a liability in the amount of $125,000 in its March 31, 2012 financial statements (i.e., 1.25% of the $10 million gross proceeds to be received in the private placement transaction given that the Company will be obligated to reimburse the external investment adviser for organization and offering expenses previously paid by the external investment adviser in such amount). Finally, the Company notes that its inclusion of the

Sheila Stout

April 11, 2012

$125,000 liability in its March 31, 2012 financial statements is consistent with Paragraph 8.08 of the AIPCA Audit & Accounting Guide – Investment Companies (May 2011) and the FASB accounting pronouncements described therein.

In future periods, the Company will record a liability relating to the organizational and offering costs that the Company may be required to reimburse its external investment adviser if it becomes probable, as of the date of the applicable financial statements, that such reimbursement will occur. Specifically, and in accordance with the accounting guide and pronouncements referenced above, the Company’s position is that such reimbursement will likely occur (i.e., become probable) at the earlier of (i) the date on which it has entered into a binding agreement, including a subscription agreement, to sell shares of its common stock to a purchaser that is not subject to conditions within the control of the purchaser and (ii) the date on which it sells shares of its common stock of a purchaser. Any such liability will equal 1.25% of the gross proceeds from the sale of the shares of the Company’s common stock in connection therewith.

3.	In accordance with Rule 6-05 of Regulation S-K, please state the net asset value per share of the Company’s common stock in the balance sheets contained in the Registration Statement.

We have added the requested line item to the balance sheets. See page F-2 of the Revised Registration Statement.

4.	We re-issue our prior comment no. 16(f) from our letter dated August 22, 2011 to the Company.

The Company has complied with the Staff’s comment. See page 14 of the Revised Registration Statement.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas